Exhibit 99.2
/ Slide 1 ASML 2009 Annual and Fourth Quarter Results Rise in bookings confirms strong 2010 first half year January 20, 2010

/ Slide 2 Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda Business summary Market ASML business update Outlook and summary

/ Slide 4 Business summary

/ Slide 5 Q4 results Net sales of € 581 million, 25 systems shipped valued at € 432 million, service revenue at € 149 million Average selling price for new systems shipped is € 19.7 million Gross Margin of 38.0% Shipped 11 immersion systems including 2 used Delivered 4 NXT systems of which 2 are evaluation tools Booked net 40 systems, valued at € 956 million Backlog increased to € 1,853 million, 69 systems including 51 immersion tools with record ASP of € 28.9 million for new tools

/ Slide 6 2003 2004 2005 2006 2007 2008 2009 Q1 318 453 685 629 949 919 183 Q2 329 616 763 942 930 844 277 Q3 370 611 533 958 934 697 555 Q4 526 785 548 1053 955 494 581 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596

/ Slide 7 ArF immersion KrF ArF dry I line East 70 21 9 West North Net system sales breakdown in value: Q4 2009 Memory Foundry IDM R&D East 35 42 23 West North End-use Foundry 42% Numbers have been rounded for readers' convenience Technology ArF immersion 70% ArF dry 9% Taiwan Korea U.S.A Singapore Europe ROW Stp 38 28 18 10 5 1 West North USA 18% Korea 28% ArF immersion ArF dry KrF I-Line Q1 11 4 9 1 Sales in Units Region Rest of World 1% Taiwan 38% Memory 35% IDM 23% Singapore 10% KrF 21% Europe 5%

/ Slide 8 Numbers have been rounded for readers' convenience. Consolidated statement of operations M€

/ Slide 9 Key financial trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience.

/ Slide 10 Cash flow M€ Numbers have been rounded for readers' convenience.

/ Slide 11 Balance sheet as of December 31st , 2009 M€ Numbers have been rounded for readers' convenience.

/ Slide 12 70% of backlog or € 1,302 million system sales carry shipment dates in the next 6 months Booked 35 new tools at € 904 million, 5 used at € 52 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of December 31st , 2009

/ Slide 13 Backlog: value and litho units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 Backlog units

/ Slide 14 Korea Taiwan USA Japan Singapore Europe China 31 27 18 13 7 4 memory IDM Foundry 72 15 13 0 0 0 immersion KrF 1-line ArF dry 91 8 1 Backlog lithography in value per December 31st , 2009 Total value M€ 1,853 Technology ArF immersion 91% KrF 8% ArF dry 1% Region USA 18% Taiwan 27% Korea 31% Europe 4% Japan 13% End-use Memory 72% IDM 15% Foundry 13% Numbers have been rounded for readers' convenience Singapore 7%

/ Slide 15 Market

/ Slide 16 2010 Semiconductor revenue growth forecast of 3rd-party analysts stable at 13% Sources: See chart (01/2010) Weighted average is based on age of forecast from market institute and respective level of accuracy for the last 3 years

/ Slide 17 IC revenue and unit sales recovering Source: WSTS, ASML Last data point: September 2009

/ Slide 18 Inventories increased slightly towards the end of 2009 Days of inventory remain below 40 Source: VLSI Research, WSTS, ASML Last data point: November 2009

/ Slide 19 Trend per sector DRAM High factory utilization and healthy chip prices result in continued capacity conversions to grow bit supply using 4x and 5x node NAND Continued 3x nm production ramp and preparation for pilot production of 2x nm later this year Foundry / IDM Increased demand for high end chips requires expansion of 4x nm volume manufacturing capacity requiring both leading and non-leading edge tools

/ Slide 20 ASML business update

/ Slide 21 ASML manufacturing expansion Manufacturing capacity ramp to continue throughout 2010 Hired approx. 400 (flex) workers New factory for NXT and EUV ready and in use Work continues on: Supply chain capacity ramp NXT cycle time improvement

/ Slide 22 foundry idm memory 35 10 55 Bookings activity by sector Q4 bookings are driven by DRAM and Foundry Some NAND order activity emerging foundry idm memory 20 7 73 Bookings in value Bookings in units IDM 7% Foundry 20% Memory 73% IDM 10% Foundry 35% Memory 55%

/ Slide 23 Q4 cash & cash equivalents at € 1.037 billion remain above our target of € 1 billion even as we invest in working capital to prepare for sales growth Net cash from operations in Q4 is € 19 million Cash position remains solid 0 200 400 600 800 1000 Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Revenue 0 200 400 600 800 1000 1200 1400 1600 Cash & cash equivalents Revenue Cash

/ Slide 24 TWINSCAN NXT evolving from development into volume manufacturing Designed for patterning 30 nm and smaller at 175 wafers per hour and < 2.5 nm overlay Installed base 5 systems Booked 6 systems in Q4 Current backlog 17 systems 11 memory, 5 IDM, 1 foundry Customers to ramp NXT in volume manufacturing in Q2 2010 NXT applications DRAM at 4x node single patterning, benefiting from improved cost of ownership (overlay and productivity) Other sectors double patterning process development / pilot production at 3x nm

/ Slide 25 / Slide 25 EUV - next generation lithography System integration and source performance development confirms shipments of the first pre-production systems in H2 2010

/ Slide 26 Outlook and summary

/ Slide 27 Q1 2010 outlook Net sales expected around € 700 million in Q1 and around € 950 million in Q2 Gross margin expected of about 40% in Q1 R&D is expected at € 120 million net of credit SG&A is expected at € 40 million Expect to be cash generative in Q1 Q1 bookings are expected at the same order of magnitude as in Q4 2009

/ Slide 28 Outlook We booked € 956 million of systems in Q4 2009 and expect bookings of the same order of magnitude for Q1 2010, confirming an upturn of the semiconductor industry Of our backlog, 49 units are for new immersion systems, including 17 advanced NXT:1950i scanners The immersion bookings continue to be led by technology upgrades required to manufacture our customers' richer mix of new semiconductor designs: mainly 40 nm DRAM memory chips and Logic integrated circuits, but also 20s and 30s nm NAND Flash memory products Shipments will continue to grow, with Q1 somewhat restricted, due to standard - long - equipment industry production lead times and new product introduction challenges, followed by a much higher Q2 ASML expects net sales of around € 700 million in Q1 2010 and of around € 950 million in Q2 2010. We expect gross margin in Q1 2010 of about 40%. R&D expenditures are expected to be at € 120 million and SG&A costs are expected at € 40 million

/ Slide 29